Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2019 and 2018

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
		2019	2018	2019	2018
	Notes	Unaudited	Unaudited	Unaudited	Unaudited
Continuing operations
Revenue	4	412,563	397,052	798,806	787,936
Cost of services	5	(303,070)	(263,543)	(569,365)	(504,645)
Gross profit		109,493	133,509	229,441	283,291
Selling, general and administrative expenses	6	(37,150)	(43,511)	(77,695)	(87,544)
Other operating income	7	4,326	4,565	9,146	9,643
Other operating expense		(143)	(485)	(943)	(1,716)
Operating income		76,526	94,078	159,949	203,674
Share of (loss) / income in associates		(371)	127	(831)	257
Income before financial results and income tax		76,155	94,205	159,118	203,931
Financial income	8	11,764	49,632	29,019	63,519
Financial loss	8	(12,271)	(198,868)	(80,211)	(284,656)
Inflation adjustment	8	(7,175)	-	(16,365)	-
Income / (Loss) before income tax expense		68,473	(55,031)	91,561	(17,206)
Income tax	9	(13,122)	20,109	(6,292)	8,591
Income / (Loss) for the period		55,351	(34,922)	85,269	(8,615)
Attributable to:
Owners of the parent		49,123	(22,674)	84,175	3,821
Non-controlling interest		6,228	(12,248)	1,094	(12,436)
		55,351	(34,922)	85,269	(8,615)

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,022	160,022	160,022	157,654

Basic and diluted earnings per share		0.31	(0.14)	0.53	0.02

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Income / (Loss) for the period	55,351	(34,922)	85,269	(8,615)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(184)	199	(421)	208

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	(931)	(493)	256	(378)
Currency translation adjustment	88,017	(138,525)	54,863	(162,782)
Other comprehensive income / (loss) for the period, net of income tax	86,902	(138,819)	54,698	(162,952)
Total comprehensive income / (loss) for the period	142,253	(173,741)	139,967	(171,567)
Attributable to:
Owners of the parent	107,651	(122,407)	121,048	(116,535)
Non-controlling interest	34,602	(51,334)	18,919	(55,032)
	142,253	(173,741)	139,967	(171,567)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2019 Unaudited	At December 31, 2018 Audited
ASSETS
Non-current assets
Intangible assets, net	10	3,110,291	2,933,542
Property, plant and equipment, net		77,340	74,299
Right-of-use asset		10,213	-
Investments in associates		13,425	10,886
Other financial assets at fair value through profit or loss		3,352	3,372
Other financial assets at amortized cost		2,418	2,339
Deferred tax assets		154,326	153,486
Other receivables		144,614	133,193
Trade receivables		1,288	1,419
		3,517,267	3,312,536
Current assets
Inventories		7,588	9,769
Other financial assets at fair value through profit or loss		31,376	38,007
Other financial assets at amortized cost		10,176	42,972
Other receivables		92,410	66,531
Current tax assets		320	13,701
Trade receivables		134,440	116,897
Cash and cash equivalents	11	221,464	244,865
		497,774	532,742
Total assets		4,015,041	3,845,278

EQUITY	14
Share capital		160,022	160,022
Share premium		180,486	180,486
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	1,351,883
Currency translation adjustment		(341,668)	(378,803)
Legal reserves		176	176
Other reserves		(1,324,993)	(1,324,731)
Retained earnings		478,331	394,156
Total attributable to owners of the parent		889,292	768,244
Non-controlling interests		460,380	454,453
Total equity		1,349,672	1,222,697

LIABILITIES
Non-current liabilities
Borrowings	12	986,661	1,027,751
Deferred tax liabilities		242,283	271,175
Other liabilities	13	924,981	871,596
Lease liabilities		9,416	-
Trade payables		1,167	1,508
		2,164,508	2,172,030
Current liabilities
Borrowings	12	149,567	98,907
Derivative financial instruments		405	-
Other liabilities	13	213,048	225,448
Lease liabilities		1,642	-
Current tax liabilities		8,532	11,555
Trade payables		127,667	114,641
		500,861	450,551
Total liabilities		2,665,369	2,622,581
Total equity and liabilities		4,015,041	3,845,278

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2019	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Income for the period	-	-	-	-	-	-	-	84,175	84,175	1,094	85,269
Other comprehensive income / (loss) for the period	-	-	-	-	-	37,135	(262)	-	36,873	17,825	54,698
Changes of non-controlling interests (Note 14)	-	-	-	-	-	-	-	-	-	(12,992)	(12,992)
Balance at June 30, 2019	160,022	180,486	385,055	1,351,883	176	(341,668)	(1,324,993)	478,331	889,292	460,380	1,349,672

Balance at December 31, 2017	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax)	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjusted balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	140,390	464,139	335,901	800,040
Shareholders contributions (Note 14)	-	-	-	-	-	-	-	-	-	43,703	43,703
Income / (loss) for the period	-	-	-	-	-	-	-	3,821	3,821	(12,436)	(8,615)
Transfer to legal reserve	-	-	-	-	174	-	-	(174)	-	-	-
Reverse stock split (Note 1)	(1,351,883)	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 1)	11,905	180,486	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive (loss) / income for the period	-	-	-	-	-	(120,460)	104	-	(120,356)	(42,596)	(162,952)
Changes of non-controlling interests (Note 14)	-	-	-	-	-	-	(8,058)	-	(8,058)	(46,163)	(54,221)
Balance at June 30, 2018	160,022	180,486	385,055	1,351,883	176	(337,760)	(1,351,962)	144,037	531,937	278,409	810,346

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2019 Unaudited	2018 Unaudited
Cash flows from operating activities
Income / (loss) for the period		85,269	(8,615)
Adjustments for:
Amortization and depreciation		95,259	68,112
Deferred income tax	9	(39,248)	(27,123)
Income tax accrued	9	45,540	18,532
Share of (loss) / income in associates		831	(257)
Loss on disposals of property, plant and equipment		-	173
Unpaid concession fees		30,116	28,637
Low value, short term and variable lease payments		(1,278)	-
Changes in liability for Brazil concessions		46,868	50,364
Interest expense		46,210	46,134
Other financial results, net		(20,942)	(6,368)
Net foreign exchange		(20,862)	131,132
Leases financial cost		292	-
Other accruals		1,146	1,512
Inflation adjustment		24,921	-
Acquisition of Intangible assets		(167,829)	(115,022)
Income tax paid		(29,418)	(30,720)
Changes in working capital	17	(99,956)	(79,552)
Net cash (used in) / provided by operating activities		(3,081)	76,939

Cash flows from investing activities
Cash contribution in associates		(3,179)	(1,689)
Acquisition of other financial assets		(4,321)	(10,390)
Disposals of other financial assets		42,229	24,313
Purchase of Property, plant and equipment		(8,817)	(4,952)
Acquisition of Intangible assets		(411)	(178)
Loans with related parties		3,672	221
“Piana di Castello” land advance		-	(4,504)
Advance payments of Property, plant and equipment		(766)	-
Other		650	(88)
Net cash provided by investing activities		29,057	2,733

Cash flows from financing activities
Proceeds from cash contributions		-	43,703
Additional acquisitions in subsidiaries	14	-	(40,731)
Proceeds from borrowings	12	36,612	196,790
Initial Public Offering	14	-	195,601
Initial Public Offering expenses paid		-	(4,253)
Release of guarantee deposits		-	92,913
Leases payments		(2,772)	-
Loans paid	12	(32,631)	(477,766)
Interest paid	12	(40,475)	(43,134)
Dividends paid		(7,992)	(15,403)
Net cash used in financing activities		(47,258)	(52,280)

(Decrease) / Increase in cash and cash equivalents		(21,282)	27,392

Movements in cash and cash equivalents
At the beginning of the period		244,865	221,601
Exchange rate loss and inflation adjustment on cash and cash equivalents		(2,119)	(28,863)
(Decrease) / Increase in cash and cash equivalents		(21,282)	27,392
At the end of the period	11	221,464	220,130

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information, reverse stock split and initial public offering
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1        General information, reverse stock split and initial public offering

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2018.

Reverse Stock Split

On January 19, 2018, the Shareholder approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split. It implied a reduction of share capital of USD 1,351,883 and an increase in Non-Distributable Reserves. In accordance with the provisions of the amended and restated articles of association of the Company, the non-distributable reserve may be distributed to its shareholders, from time to time, on a pro rata basis.

Initial Public Offering

On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares with a nominal value of USD 1 and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00. As a result, CAAP had proceeds of USD 195,601 net of underwriting discounts and commissions but before other issuing expenses.

On February 5, 2018, the Executive Committee; in accordance with (i) the provisions of the articles of associations of the Company, and (ii) the resolutions taken by the Company´s board of directors which determined and confirmed the creation and composition of the Executive Committee and also the powers delegated to it with respect of the Initial Public Offering; resolved to approve the issuance of the new shares, acknowledged having received sufficient evidence showing that the subscription price of the new shares had been paid, and the amendment of the articles of associations in respect of the new share capital of USD 160,022,262.

These condensed consolidated interim financial statements have been approved for issuance by the Company on August 23, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies

The principal accounting policies applied in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with the Consolidated Financial Statements ended at December 31, 2018. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2018, except for changes explained in Note 2.2. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2018.

Assets and liabilities are classified as current if settlement is expected within 12 months.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceed the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of June 30, 2019 was 225.28 (184.25 as of December 31, 2018) and the conversion factor derived from the indexes for the period ended June 30, 2019, was 1.22.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

2.1 Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive (loss) / income for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

There were no changes in valuation techniques during the period, except for changes explained in Note 2.2, and there were no changes in risk management policies since the end of the year ended December 31, 2018.

2.2 Changes in the accounting polices

The group has applied the following standard for the first time for their quarter reporting period commencing January 1, 2019:

IFRS 16, “Leases”

The group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

(a) Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.2%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Lease liabilities
Operating lease commitments as at December 31, 2018	14,167
Discounted using lessee’s incremental borrowing rate	(2,204)
Operating lease commitments discounted at the date of initial application	11,963
Add: finance lease liabilities recognized as at December 31, 2018	1,715
(Less): short-term leases recognized on a straight-line basis as expense	(59)
(Less): low-value leases recognized on a straight-line basis as expense	(70)
Lease liability recognized as at January 1, 2019	13,549
Of which are:
Current lease liabilities	4,942
Non-current lease liabilities	8,607
13,549

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

IFRS 16, “Leases” (Cont.)

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The recognized right-of-use assets as at January 1, 2019 relate to the following types of assets:

At January 1, 2019
Right-of-use asset
Land, building and improvements	10,103
Plant and production equipment	1,224
Vehicles, furniture and fixtures	519
11,846

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

- right-of-use assets – increase by USD 11,846

- prepayments – decrease by USD 12

- borrowings – decrease by USD 1,715

- lease liabilities – increase by USD 13,549

There was no impact on retained earnings on January 1, 2019.

(b) Practical expedients applied

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

- reliance on previous assessments on whether leases are onerous

- the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

- the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

- the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

(c) The group’s leasing activities and how these are accounted for

The group as a lessee

The group acts as a lessee renting various offices, equipment and cars.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

IFRS 16, “Leases” (Cont.)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate

- amounts expected to be payable by the lessee under residual value guarantees

- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The group as a lessor

The group acts as a lessor regarding leases and sub-concession of spaces with third parties at its airports facilities.

The Group’s accounting policy under IFRS 16 has not changed from the comparative period. As a lessor the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

Derivative financial instruments and market risk management

As of May 29, 2019, CAAP’s subsidiary in Brazil entered into a currency swap in order to manage the exchange rate exposure generated by loan future payables in U.S. dollars.

This financial instrument was not entered into for speculative purposes, but neither was formally designated and therefore did not qualify as hedging instrument for accounting purposes and as a result changes in its fair value is recognized in profit or loss within finance cost.

▪	Derivative financial instruments accounting policies

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in “Other financial income/loss” line.

Derivatives are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

Derivative financial instruments and market risk management (Cont.)

Derivative financial instruments are classified within Level 2 of the fair value hierarchy.

▪	Foreign exchange risk management

The Group operates in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. In addition, the Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. In order to manage foreign exchange risk, the Group has added to its strategy the use of derivative financial instruments together with its previous policy of minimizing net positions of assets and liabilities denominated in foreign currencies.

CAAP’s subsidiaries may use derivative contracts in order to cover its exposure to foreign exchange rate risk derived from their financial operations.

Other standards and amendments

Several other amendments and interpretations apply for the first time in 2019 but do not have an impact on the interim condensed consolidated financial statements of the Group.

New and amended standards not yet adopted for CAAP.

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods and have not been early adopted by the group. The group’s management is currently evaluating the potential impact of the new standards and interpretations that are set out below.

Other standards and interpretations non-significant for the Company’s financial statements:

- Amendments to IAS 1 and 8 – Definition of Material. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2020.

- Amendments to IFRS 3 – Definition of a Business. Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

- Amendments to references to the conceptual framework in IFRS standards (issued in March 2018). These amendments must be applied as from January 1, 2020.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2018 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Effective April 1, 2018, the CODM revised the current segment reporting to also include another metric of performance. In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure. Prior periods information has been revised to conform to the current period presentation.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
For the three-month period ended June 30, 2019 (Unaudited)
Revenue	260,224	69	28,428	-	24,394	4,451	32,728	24,878	39,071	-	(3,176)	1,496	412,563
Cost of services	(200,635)	(6)	(24,345)	-	(12,406)	(3,502)	(20,796)	(15,372)	(24,875)	-	2,397	(3,530)	(303,070)
Gross profit / (loss)	59,589	63	4,083	-	11,988	949	11,932	9,506	14,196	-	(779)	(2,034)	109,493
Selling, general and administrative expenses	(16,164)	(140)	(4,347)	(48)	(3,492)	(287)	(2,966)	(4,158)	(3,424)	-	779	(2,903)	(37,150)
Other operating income	4,153	-	85	-	37	-	48	2	-	-	-	1	4,326
Other operating expenses	(362)	-	434	-	(67)	-	(135)	(12)	-	-	-	(1)	(143)
Operating income / (loss)	47,216	(77)	255	(48)	8,466	662	8,879	5,338	10,772	-	-	(4,937)	76,526
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	35	(406)	-	-	(371)
Amortization and depreciation	25,202	-	2,840	-	2,763	251	3,246	1,154	3,091	-	-	3,749	42,296
Adjusted Ebitda	72,418	(77)	3,095	(48)	11,229	913	12,125	6,492	13,898	(406)	-	(1,188)	118,451
Construction services revenue	(92,065)	-	-	-	(194)	-	(4,144)	(1,355)	(2,183)	-	-	-	(99,941)
Construction services cost	92,001	-	-	-	189	-	4,024	1,355	1,764	-	-	-	99,333
Adjusted Ebitda excluding Construction Services	72,354	(77)	3,095	(48)	11,224	913	12,005	6,492	13,479	(406)	-	(1,188)	117,843
Construction services revenue	92,065	-	-	-	194	-	4,144	1,355	2,183	-	-	-	99,941
Construction services cost	(92,001)	-	-	-	(189)	-	(4,024)	(1,355)	(1,764)	-	-	-	(99,333)
Adjusted Ebitda	72,418	(77)	3,095	(48)	11,229	913	12,125	6,492	13,898	(406)	-	(1,188)	118,451
Financial income													11,764
Financial loss													(12,271)
Inflation adjustment													(7,175)
Amortization and depreciation													(42,296)
Income before income tax expense													68,473
Income tax													(13,122)
Income for the period													55,351

For the three-month period ended June 30, 2018 (Unaudited)
Revenue	246,712	152	30,319	-	24,343	4,458	28,085	22,056	42,000	-	(2,536)	1,463	397,052
Cost of services	(158,908)	(35)	(27,222)	-	(13,347)	(3,442)	(15,880)	(12,894)	(30,710)	-	2,536	(3,641)	(263,543)
Gross profit / (loss)	87,804	117	3,097	-	10,996	1,016	12,205	9,162	11,290	-	-	(2,178)	133,509
Selling, general and administrative expenses	(20,495)	(58)	(4,601)	-	(3,191)	(346)	(2,915)	(4,263)	(3,532)	-	-	(4,110)	(43,511)
Other operating income	4,449	-	7	-	46	31	17	16	-	-	-	(1)	4,565
Other operating expenses	(149)	(1)	(70)	-	(51)	(31)	(159)	(8)	-	-	-	(16)	(485)
Operating income / (loss)	71,609	58	(1,567)	-	7,800	670	9,148	4,907	7,758	-	-	(6,305)	94,078
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	43	(564)	-	648	127
Amortization and depreciation	7,279	-	4,149	-	3,210	197	2,973	1,864	2,926	-	-	4,308	26,906
Adjusted Ebitda	78,888	58	2,582	-	11,010	867	12,121	6,771	10,727	(564)	-	(1,349)	121,111
Construction services revenue	(65,488)	-	-	-	(203)	-	(1,792)	-	(5,184)	-	-	-	(72,667)
Construction services cost	65,439	-	-	-	197	-	1,740	-	4,756	-	-	-	72,132
Adjusted Ebitda excluding Construction Services	78,839	58	2,582	-	11,004	867	12,069	6,771	10,299	(564)	-	(1,349)	120,576
Construction services revenue	65,488	-	-	-	203	-	1,792	-	5,184	-	-	-	72,667
Construction services cost	(65,439)	-	-	-	(197)	-	(1,740)	-	(4,756)	-	-	-	(72,132)
Adjusted Ebitda	78,888	58	2,582	-	11,010	867	12,121	6,771	10,727	(564)	-	(1,349)	121,111
Financial income													49,632
Financial loss													(198,868)
Amortization and depreciation													(26,906)
Loss before income tax expense													(55,031)
Income tax													20,109
Loss for the period													(34,922)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Peru
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
For the six-month period ended June 30, 2019 (Unaudited)
Revenue	506,271	123	58,097	-	56,648	8,539	57,984	48,575	65,887	-	(6,349)	3,031	798,806
Cost of services	(368,839)	(11)	(48,893)	-	(27,020)	(6,654)	(37,237)	(29,426)	(49,079)	-	4,861	(7,067)	(569,365)
Gross profit / (loss)	137,432	112	9,204	-	29,628	1,885	20,747	19,149	16,808	-	(1,488)	(4,036)	229,441
Selling, general and administrative expenses	(35,320)	(196)	(9,199)	(67)	(6,951)	(634)	(5,786)	(8,743)	(6,865)	-	1,489	(5,423)	(77,695)
Other operating income	8,754	-	292	-	60	-	48	8	-	-	(17)	1	9,146
Other operating expenses	(457)	-	(91)	-	(100)	-	(293)	(18)	-	-	16	-	(943)
Operating income / (loss)	110,409	(84)	206	(67)	22,637	1,251	14,716	10,396	9,943	-	-	(9,458)	159,949
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	35	(866)	-	-	(831)
Amortization and depreciation	49,612	-	5,948	-	6,544	488	6,417	2,281	6,115	-	-	7,953	85,358
Adjusted Ebitda	160,021	(84)	6,154	(67)	29,181	1,739	21,133	12,677	16,093	(866)	-	(1,505)	244,476
Construction services revenue	(154,474)	-	-	-	(847)	-	(6,533)	(1,355)	(3,976)	-	-	-	(167,185)
Construction services cost	154,365	-	-	-	822	-	6,344	1,355	2,930	-	-	-	165,816
Adjusted Ebitda excluding Construction Services	159,912	(84)	6,154	(67)	29,156	1,739	20,944	12,677	15,047	(866)	-	(1,505)	243,107
Construction services revenue	154,474	-	-	-	847	-	6,533	1,355	3,976	-	-	-	167,185
Construction services cost	(154,365)	-	-	-	(822)	-	(6,344)	(1,355)	(2,930)	-	-	-	(165,816)
Adjusted Ebitda	160,021	(84)	6,154	(67)	29,181	1,739	21,133	12,677	16,093	(866)	-	(1,505)	244,476
Financial income													29,019
Financial loss													(80,211)
Inflation adjustment													(16,365)
Amortization and depreciation													(85,358)
Income before income tax expense													91,561
Income tax													(6,292)
Income for the period													85,269

June 30, 2019 (Unaudited)
Current assets	173,096	157	55,811	51	20,867	4,466	43,132	24,650	55,443	-	(62,379)	182,480	497,774
Non-current assets	1,257,277	25	1,223,121	-	150,219	5,187	173,567	52,448	244,367	11,120	(778)	400,714	3,517,267
Capital Expenditure	154,477	-	2,058	-	5,798	400	8,344	3,167	7,683	-	(33)	13	181,907
Current liabilities	180,546	29	122,514	2	21,736	2,471	21,489	37,208	113,718	-	(62,379)	63,527	500,861
Non-current liabilities	460,802	-	1,175,803	-	53,787	2,033	64,869	2,302	60,550	-	(778)	345,140	2,164,508

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Peru
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
For the six-month period ended June 30, 2018 (Unaudited)
Revenue	494,988	168	62,368	-	56,496	8,924	49,762	43,582	73,708	-	(4,963)	2,903	787,936
Cost of services	(303,742)	(67)	(55,547)	-	(26,878)	(6,711)	(28,744)	(25,066)	(55,528)	-	4,963	(7,325)	(504,645)
Gross profit / (loss)	191,246	101	6,821	-	29,618	2,213	21,018	18,516	18,180	-	-	(4,422)	283,291
Selling, general and administrative expenses	(42,544)	(116)	(8,346)	-	(6,920)	(701)	(5,511)	(8,537)	(6,812)	-	-	(8,057)	(87,544)
Other operating income	9,471	-	7	-	62	41	45	16	-	-	-	1	9,643
Other operating expenses	(454)	(1)	(210)	-	(79)	(30)	(286)	(15)	-	-	-	(641)	(1,716)
Operating income / (loss)	157,719	(16)	(1,728)	-	22,681	1,523	15,266	9,980	11,368	-	-	(13,119)	203,674
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	43	(434)	-	648	257
Amortization and depreciation	14,253	-	8,510	-	6,610	385	5,956	3,724	5,886	-	-	8,663	53,987
Adjusted Ebitda	171,972	(16)	6,782	-	29,291	1,908	21,222	13,704	17,297	(434)	-	(3,808)	257,918
Construction services revenue	(110,006)	-	-	-	(341)	-	(2,224)	-	(6,712)	-	-	-	(119,283)
Construction services cost	109,888	-	-	-	331	-	2,159	-	5,916	-	-	-	118,294
Adjusted Ebitda excluding Construction Services	171,854	(16)	6,782	-	29,281	1,908	21,157	13,704	16,501	(434)	-	(3,808)	256,929
Construction services revenue	110,006	-	-	-	341	-	2,224	-	6,712	-	-	-	119,283
Construction services cost	(109,888)	-	-	-	(331)	-	(2,159)	-	(5,916)	-	-	-	(118,294)
Adjusted Ebitda	171,972	(16)	6,782	-	29,291	1,908	21,222	13,704	17,297	(434)	-	(3,808)	257,918
Financial income													63,519
Financial loss													(284,656)
Amortization and depreciation													(53,987)
Loss before income tax expense													(17,206)
Income tax													8,591
Loss for the period													(8,615)

December 31, 2018 (Audited)
Current assets	202,187	251	45,042	116	21,925	3,660	51,264	44,145	51,192	-	(60,077)	173,037	532,742
Non-current assets	1,061,352	23	1,224,475	-	149,418	5,396	168,465	46,009	239,489	8,640	(600)	409,869	3,312,536
Capital Expenditure	176,525	-	8,264	-	1,832	1,552	8,026	2,127	21,142	-	-	64	219,532
Current liabilities	150,971	36	106,907	-	22,874	2,341	25,525	45,130	89,414	-	(59,909)	67,262	450,551
Non-current liabilities	504,934	-	1,121,409	-	52,904	2,450	74,457	2,098	65,552	-	(768)	348,994	2,172,030

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4        Revenue

	For the three -month period ended June 30,		For the six -month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Aeronautical revenue	185,406	185,616	382,654	390,418
Non-aeronautical revenue
Commercial revenue	126,741	138,106	247,989	275,316
Construction service revenue	99,941	72,667	167,185	119,283
Other revenue	475	663	978	2,919
	412,563	397,052	798,806	787,936

Timing of revenue recognition
Over time	344,713	323,647	665,229	641,921
At a point in time	11,353	9,283	19,779	16,464
Revenues outside the scope of IFRS 15	56,497	64,122	113,798	129,551
Revenue	412,563	397,052	798,806	787,936

5        Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Construction services cost	(99,333)	(72,132)	(165,816)	(118,294)
Salaries and social security contributions	(51,002)	(51,685)	(99,298)	(103,223)
Concession fees (**)	(40,954)	(46,144)	(86,198)	(95,051)
Amortization and depreciation (***)	(39,830)	(24,850)	(79,961)	(49,870)
Maintenance expenses	(33,006)	(35,425)	(64,193)	(71,931)
Services and fees	(16,436)	(14,554)	(32,658)	(28,178)
Cost of fuel	(10,301)	(8,389)	(18,043)	(15,244)
Taxes (*)	(4,244)	(4,167)	(8,751)	(8,795)
Office expenses	(4,062)	(3,279)	(7,453)	(7,485)
Provision for maintenance costs	(223)	(88)	(1,149)	(1,199)
Others	(3,679)	(2,830)	(5,845)	(5,375)
	(303,070)	(263,543)	(569,365)	(504,645)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for Brazil concession assets of USD 9,901 as of June 30, 2019 (USD 14,125 as of June 30, 2018).

(***) Includes amortization of leases of USD 1,532 as of June 30, 2019.

6        Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Taxes (*)	(10,729)	(12,335)	(21,771)	(26,654)
Services and fees	(8,911)	(10,710)	(18,317)	(21,178)
Salaries and social security contributions	(6,792)	(8,467)	(15,097)	(17,871)
Bad debts	(2,553)	(843)	(7,086)	(1,780)
Amortization and depreciation (**)	(2,466)	(2,056)	(5,397)	(4,117)
Office expenses	(1,825)	(2,864)	(2,832)	(5,185)
Insurance	(501)	(762)	(889)	(1,236)
Maintenance expenses	(353)	(410)	(714)	(1,487)
Advertising	(429)	(1,372)	(692)	(1,869)
Charter service	(207)	(208)	(415)	(415)
Bad debts recovery	277	-	398	-
Other	(2,661)	(3,484)	(4,883)	(5,752)
	(37,150)	(43,511)	(77,695)	(87,544)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 327 as of June 30, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7       Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Government grant (*)	4,126	4,450	8,647	9,471
Other	200	115	499	172
	4,326	4,565	9,146	9,643

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

8        Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Interest income	10,393	9,040	20,422	11,708
Foreign exchange income	412	39,517	5,722	49,737
Other financial income	959	1,075	2,875	2,074
Financial income	11,764	49,632	29,019	63,519

Interest expense	(22,971)	(20,209)	(46,210)	(46,134)
Foreign exchange expenses	31,984	(148,224)	15,140	(180,869)
Leases financial cost	(143)	-	(292)	-
Changes in liability for Brazil concessions	(20,139)	(28,787)	(46,868)	(50,364)
Other financial loss (*)	(1,002)	(1,648)	(1,981)	(7,289)
Financial loss	(12,271)	(198,868)	(80,211)	(284,656)

Inflation adjustment	(7,175)	-	(16,365)	-
Inflation adjustment	(7,175)	-	(16,365)	-
Net financial results	(7,682)	(149,236)	(67,557)	(221,137)

(*) Includes fair value losses on derivative financial instruments of USD 395 as of June 30, 2019.

9        Income tax

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Current income tax	(15,093)	6,686	(45,540)	(18,532)
Deferred income tax	1,971	13,423	39,248	27,123
	(13,122)	20,109	(6,292)	8,591

As of March 29, 2019, AA2000 exercised an option of the asset revaluation for tax purpose included in Law No. 27.430 of Argentina, generating a deferred tax gain of ARS 2,537 million (approximately USD 59,746), as well as a higher current tax of ARS 633 million (approximately USD 14,907).

In order to determine the net taxable income at the end of this period AA2000 expects price index variation will exceed 30% as of December 31, 2019, and therefore, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of ARS 406 million (approximately USD 9,561). Likewise, the income tax law allows the deferral of the charge generated by the tax inflation adjustment in three consecutive years, as a result, ARS 152 million (approximately USD 3,579) was recognized in current tax liabilities and ARS 254 million (approximately USD 5,982) as deferred tax liabilities.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10        Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2019	3,841,853	56,501	15,170	3,913,524
Acquisitions	172,679	-	411	173,090
Transfer	(351)	-	351	-
Transfer from property, plant and equipment	935	-	-	935
Translation differences and inflation adjustment	125,035	(26)	(56)	124,953
	4,140,151	56,475	15,876	4,212,502
Depreciation
Accumulated at January 1, 2019	967,909	-	12,073	979,982
Depreciation of the period	87,762	-	728	88,490
Translation differences and inflation adjustment	33,808	-	(69)	33,739
	1,089,479	-	12,732	1,102,211
At June 30, 2019	3,050,672	56,475	3,144	3,110,291

Cost
Balances at January 1, 2018	3,312,006	57,049	14,867	3,383,922
Acquisitions	123,033	-	178	123,211
Translation differences	(473,291)	(286)	(733)	(474,310)
	2,961,748	56,763	14,312	3,032,823
Depreciation
Accumulated at January 1, 2018	553,767	313	11,488	565,568
Depreciation of the period	63,018	-	619	63,637
Translation differences	(59,195)	(110)	(394)	(59,699)
	557,590	203	11,713	569,506
At June 30, 2018	2,404,158	56,560	2,599	2,463,317

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11       Cash and cash equivalents

	At June 30, 2019 (Unaudited)	At December 31, 2018 (Audited)
Cash to be deposited	1,870	3,488
Cash at banks	163,144	181,972
Time deposits	12,001	31,879
Other cash equivalents	44,449	27,526
	221,464	244,865

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	At June 30, 2019 (Unaudited)	At June 30, 2018 (Unaudited)
Cash and cash equivalents	221,464	220,130
	221,464	220,130

12        Borrowings

	At June 30, 2019 (Unaudited)	At December 31, 2018 (Audited)
Non-current
Bank and financial borrowings (**)	395,678	405,944
Notes (*)	590,983	621,380
Others	-	427
	986,661	1,027,751
Current
Bank and financial borrowings (**)	79,954	40,063
Notes (*)	69,613	57,556
Others	-	1,288
	149,567	98,907
Total Borrowings	1,136,228	1,126,658

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	1,126,658	1,486,445
Adjustment on adoption of IFRS 16	(1,715)	-
Adjusted balances at the beginning of the period	1,124,943	1,486,445
Loans obtained	36,612	197,495
Loans paid	(32,631)	(477,766)
Interest paid	(40,475)	(43,134)
Accrued interest for the period	44,031	52,137
Translation differences and inflation adjustment	3,748	(53,642)
Balances at the end of the period	1,136,228	1,161,535

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2019 (1)	210,957	176,198	469,290	809,990	1,666,435
At December 31, 2018 (1)	172,920	170,630	472,042	836,697	1,652,289

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of June 30, 2019 and December 31, 2018 they were guaranteed with a stand by letter of credit of Corporación América S.A. with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

-	In 2014 Corporación América Italia S.p.A. issued 6.25% secured notes for €50 million due 2019. These notes are secured by a pledge of the shares of Dicasa Spain SLU (pre-conversion) or Dicasa S.A.U. (post conversion), and the shares representing Corporación America Italia S.p.A. holding in Toscana Aeroporti S.p.A., a pledge of certain intercompany loan receivable and the economic first ranking pledge in respect of all the shares representing 100% of the share capital of Corporación América Italia S.p.A. held by Dicasa S.A.U. Main covenants on these bonds require compliance with certain financial ratios as well as restrictions on payment of dividends and limitations on certain lines of assets or increases in additional financial indebtedness. This secured notes were cancelled on January 2018.

-

On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(**) As of June 30, 2019 significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
Inframérica Concessionaria	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.8
do Aeroporto Sao Goncalo	BNDES	R$	June 2032	Variable	T.R.plus spread plus IPCA	2.1
do Amarante S.A.	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.8	A
	BNDES	R$	September 2022	Fixed	2.50%	2.0
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.7
Inframérica Concessionaria	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	284.6	A
do Aeroporto de Brasilia S.A.	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.2	D
	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
	Votorantim	USD	June 2020	Variable	CDI plus spread	9.0	C
Terminal Aeroportuaria	Banco Guayaquil SA	USD	October 2019	Variable	7.59%	0.6	D
de Guayaquil S.A	Banco Guayaquil SA	USD	November 2019	Variable	7.59%	0.4	D
	Banco Bolivariano CA	USD	November 2019	Variable	7.57%	1.4	D
Terminal de Cargas	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.6	D
de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	2.0	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	6.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	27.8	D
	BPM	Euro	November 2019	Fixed	0.13%	2.4	D
	BPM	Euro	October 2020	Fixed	0.13%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.15%	8.5	D
	Unicredit	Euro	November 2019	Fixed	0.10%-0.15%	5.7	D
	Unicredit	Euro	October 2020	Fixed	0.15%	1.1	D
	BNL	Euro	November 2020	Fixed	0.15%	2.8	D
	MPS Servicio capital	Euro	September 2020	Fixed	0.15%	1.1	D
	BNL	Euro	December 2020	Fixed	0.15%	2.8	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.7	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD Euro	December 2022 December 2022	Variable Variable	Libor 6 month plus spread Euribor 6 month plus spread	40.6 41.6	B
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	3.5	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	3.0	D
Total						475.6

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(**) As of December 31, 2018 significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
Inframérica Concessionaria	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.5
do Aeroporto Sao Goncalo	BNDES	R$	June 2032	Variable	T.R.plus spread plus IPCA	2.1
do Amarante S.A.	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.4	A
	BNDES	R$	September 2022	Fixed	2.50%	2.1
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.5
Inframérica Concessionaria	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	278.5	A
do Aeroporto de Brasilia S.A.	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.2	D
	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
Terminal Aeroportuaria	Banco Guayaquil SA	USD	October 2019	Variable	6.58%	1.2	D
de Guayaquil S.A	Banco Guayaquil SA	USD	November 2019	Variable	7.45%	0.8	D
	Banco Bolivariano CA	USD	November 2019	Variable	7.30%	2.8	D
Terminal de Cargas	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.7	D
de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	2.2	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	7.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	29.6	D
	BPM	Euro	April 2019	Fixed	0.04%	2.3	D
	Unicredit	Euro	March 2019	Fixed	0.05%	5.7	D
	BNL	Euro	July 2019	Variable	Euribor 3 month plus spread	2.9	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.4	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD Euro	December 2022 December 2022	Variable Variable	Libor 6 month plus spread Euribor 6 month plus spread	44.6 45.8	B
Total						446.0

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price Index

(2) A - Secured/guaranteed

         B – Secured/unguaranteed

         C – Unsecured/guaranteed

     D – Unsecured/unguaranteed

R$ - Brazilian Reales

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) also entered into credit facility arrangements with BNDES and Caixa Economica Federal (“Caixa”) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and Caixa on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

In December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

In March 2018, ICASGA concluded its renegotiation with BNDES. The terms of the renegotiation include the early repayment of a large part of the debt and rescheduling of current maturities.

On March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R$ 300 million (USD 92.9 million).

In connection with such amendments and extension agreements, ACI Airports S.à.r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à.r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à.r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

In March, 2018, ICAB repaid the outstanding amount of R$ 274.4 million (USD 83 million) with CAIXA.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$ 48.0 million (USD 14.5 million). The loan under the Citibank Credit Agreement matured on March 14, 2018. Such loan was unsecured. The obligations under the Citibank Credit Agreement were absolutely and unconditionally guaranteed by ACI Airports S.à.r.l.

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$ 300.0 million (USD 90.7 million), which matured on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility were fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$ 300.0 million (USD 90.7 million). Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframérica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12       Borrowings (Cont.)

On March 14, 2018, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of R$ 348 million (approximately USD 106.6) with the proceeds of the loan given by the BNDES.

As a result of this operation, the guarantee deposit held by CAAP was released (approximately USD 92.9 million).

On December 19, 2017, ICAB entered into a short-term banking letter of credit with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$ 32.0 million (USD 9.7 million). Obligations under the Banco Pine Credit Agreement were absolutely and unconditionally guaranteed by CAAP. The loan under the “Banco Pine Credit Agreement” matured on January 2018; at that date, ICAB made an amendment to the loan maturity from January to December 2018. On December 17, 2018, ICAB loan was cancelled.

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of USD 8.9 million due in June 2020. This loan is secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, is secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Reais which shall not be lower than R$ 36 million plus interest. Future payments of the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominates future payments in Brazilian Reais for a total amount of R$ 36 million.

On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31.

As of June 30, 2019 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 31.8 million (USD 25.5 million at December 31, 2018) and all intangible assets and property and equipment for a total of USD 170.8 million (USD 166.6 million at December 31, 2018).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

On December, 2017 CAAP entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan in the aggregate principal amount of USD 15 million. Loan under the Julius Baer Credit Agreement was secured by cash collateral provided by a company controlled by the Group of the Shareholder and mature 24 months from the closing date thereunder. This guaranteed was released on February 2018 when the loan was repaid.

On December 20, 2017, CAAP entered into the GS Credit Agreement, pursuant to which Goldman Sachs Bank USA provided a loan to the Company in the aggregate principal amount of USD 50.0 million.

On February 2018, CAAP fully repaid the Julius Baer Credit Agreement and the GS Credit Agreement, the cash collateral with Julius Baer was released when the loan was repaid.

Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favour of Banco Macro.

As of June 30, 2019 and December 31, 2018, the Group was in compliance with all of its borrowing covenants.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13       Other liabilities

	At June 30, 2019 (Unaudited)	At December 31, 2018 (Audited)
Non-current
Concession fee payable (*)	847,179	791,474
Advances from customers	24,273	24,763
Provisions for legal claims (****)	6,169	7,966
Provision for maintenance costs (**)	21,084	21,685
Other taxes payable	3,621	4,430
Employee benefit obligation (***)	8,357	8,038
Salary payable	758	496
Other liabilities with related parties (Note 16)	1,802	1,785
Other payables	11,738	10,959
	924,981	871,596

Current
Concession fee payable (*)	105,189	116,480
Other taxes payable	23,748	24,411
Salary payable	33,059	39,565
Other liabilities with related parties (Note 16)	380	926
Advances from customers	4,197	6,030
Provision for maintenance costs (**)	8,476	7,412
Expenses provisions	1,894	2,030
Provision for legal claims (****)	1,403	1,717
Other payables	34,702	26,877
	213,048	225,448

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2019	214,858	91,583	280,302	2,091,627	2,678,370
At December 31, 2018	224,468	87,901	268,503	2,091,094	2,671,966

(*) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	907,954	971,043
Concession fee payable due to concession extension	4,406	-
Financial result	46,868	50,364
Concession fees	78,815	80,928
Payments	(94,181)	(93,832)
Translation differences and inflation adjustment	8,506	(141,227)
Balances at the end of the period	952,368	867,276

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	29,097	31,703
Accrual of the period	1,607	1,200
Use of the provision	(966)	(1,036)
Translation differences and inflation adjustment	(178)	(795)
Balances at the end of the period	29,560	31,072

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13        Other liabilities (Cont.)

(***) Changes in the period of the provision for employee benefits is as follows:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	8,038	9,068
Actuarial gain/loss (in other comprehensive income)	554	(208)
Interest for services	72	83
Service cost	144	148
Amounts paid in the period	(413)	(425)
Translation differences and inflation adjustment	(38)	(212)
Balances at the end of the period	8,357	8,454

(****) Changes in the period of the provision for legal claims is as follows:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	9,682	8,925
Accrual of the period	664	3,728
Use of the provision	(2,564)	(2,985)
Translation differences and inflation adjustment	(210)	(1,387)
Balances at the end of the period	7,572	8,281

14       Equity

a) Share capital

The movements of shares capital for the period is as follows:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
At the beginning of the period	160,022	1,500,000
Reverse stock split (Note 1)	-	(1,351,883)
Initial Public Offering (Note 1)	-	11,905
At the end of the period	160,022	160,022

b) Share premium

As of June 30, 2019 and 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

For the six-month period ended June 30,
Share premium	190,476
Underwriting discounts and expenses	(9,990)
Net share premium	180,486

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14       Equity (Cont.)

c) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive income / (loss) for the period	36,879	(345)	256	83	-	36,873
For the period ended June 30, 2019	(364,565)	(15)	(40,505)	(16)	63,402	(341,699)

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Other comprehensive income / (loss) for the period	(120,460)	137	-	(33)	-	(120,356)
For the period ended June 30, 2018	(361,551)	260	(39,611)	(90)	63,402	(337,590)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

d) Non- controlling interest

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
At the beginning of the period	454,453	335,359
Adjustment on adoption of IFRS 9 (net of tax)	-	542
Adjusted balance at the beginning of the period	454,453	335,901
Shareholder contributions (*)	-	43,703
Income / (Loss) for the period	1,094	(12,436)
Other comprehensive (loss)/income
Currency translation	17,984	(42,700)
Remeasurement of defined benefit obligations	(209)	137
Reserve for income tax	50	(33)
	17,825	(42,596)
Changes in non-controlling interest
Changes in the participations –acquisitions (**) (***)	-	(32,404)
Dividends approved	(12,992)	(13,759)
	(12,992)	(46,163)
Non-controlling interest at the end of the period	460,380	278,409

(*) Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

(**) On February 19, 2018, CAI purchased an additional 4.568% (850,235 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Pisa, for a purchase price of € 15.80 per share, paying a total amount of € 13,434 (approximately USD 16,513). As a result of the acquisition, CAI holds approximately 55.698% of Toscana Aeroporti’s share capital.

(***) On June 25, 2018, CAI purchased an additional 6.58% (1,225,275 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Cassa di Risparmio di Firenze, for a purchase price of €16.50 per share, paying a total amount of € 20,200 (approximately USD 24,218). The contract also provides an earn out for a maximum amount of € 3.4 million which, considering the remote probabilities, was not recognized. As a result of the acquisition, CAI holds approximately 62.28% of Toscana Aeroporti’s share capital.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Brazilian administrative and legal proceedings

As of June 30, 2019, ICAB claims in the amount of R$ 941.5 million were denied by the Brazilian ANAC. The remaining claims are under review by the Brazilian ANAC.

On June 25, 2019, ICASGA filed a new independent claim in the total amount of R$ 12.1 million before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on extraordinaire expenditures on the renovation and correction of constructive mistakes of the airport landing strip (runway).

On November 17, 2015, ICAB was notified by ANAC about the end of the administrative proceeding regarding a penalty for the breach of the provision 10.1 c/c – 10.8 D of Annex 2 of Concession Agreement for not submitting the Quality Services Plan (“PQS”) within the provided deadline. According to ANAC’s criteria, the PQS has to be submitted on an annual basis, before each June 24 and 30 days before the annual readjustment of tariffs. For the year 2013, this criterion was not followed by ICAB since the Company understood that the deadline was October 23. ANAC applied a fine to ICAB of R$ 10.6 million. On March 9, 2016, ICAB brought this discussion to the judicial appreciation. On May 8, 2019, the court denied the request for cancellation of the fine, ICAB appealed this decision on May 23. On July 9, 2019, the appeals court granted ICAB the suspension of said fine until the matter is fully analyzed by it.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2018.

b. Commitments

Argentine Concession Agreement

AA2000 has set up a surety bond as guarantee for concession contract fulfilment. During March of every year, the amount of the surety bond is adjusted considering the variation of the U.S. dollar and the International Aerospace Use Rate. As of June 30, 2019, this guarantee amounts to AR$ 1,124.9 million (AR$ 528.9 million as of December 31, 2018).

Toscana Aeroporti S.p.A. (“TA”) expansion plan

On January 26, 2019, TA presented the expansion plan for the Pisa Airport terminal and the related flight infrastructures included in the 2018-2028 Master Plan, i.e., the program of works regarding the whole infrastructure system within the Pisa Airport, including the secondary runway and the aprons, as well as the project for creating an aircraft maintenance hub.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Toscana Aeroporti S.p.A. (“TA”) expansion plan (Cont.)

On February 6, 2019, a favorable opinion was obtained regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence Airport, which calls for the construction of a new 2,400-meter runway and a new terminal, was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructure and Transport (“MIT”) will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

On April 16, 2019, the decree ratifying the successful completion of the 2014-2029 Master Plan procedure for Florence Airport was signed by the MIT. The decree marks the conclusion of the authorization procedure for the project, which had begun in 2015, following the favourable Environmental Impact Assessment (Valutazione di Impatto Ambientale - “VIA”) awarded on December 28, 2017, and the end of the Conference of Services on February 6, 2019.

On May 27, 2019, TA has been notified by the Regional Administrative Court (“TAR”) of the Region of Tuscany that it has granted the petitions lodged by the committees and the municipalities located in the "Piana di Castello" area, near Florence, overturning Decree-Law relating to the approval of the VIA for the Florence Master Plan, thus interrupting the procedures required to advance on the construction works, despite the favorable conclusion of the Service Conference last February. This judgement seeks to overturn the approval of the VIA, that was based on the assessment given by the national ministerial commission of experts regarding the suitability of the technical documentation to demonstrate the lack of negative impacts on the environment.

In protection of the legitimate interests of the Company, its shareholders and the city of Florence, TA has instructed its legal counsel to immediately lodge an appeal before the Council of State with a motion for a stay of the judgement.

On June 14, 2019, the MIT initiated a procedure for the adoption of a stay of the directorial decree ratifying the conclusion of the Service Conference relating to the Florence Airport followed as a matter of course on the recent judgement by the TAR of Tuscany quashing the VIA decree.

The procedure will therefore be stayed until the resolution of the dispute, in which a judgement is currently being awaited from the Council of State, with which TA has lodged an appeal together with other institutional entities on July 25, 2019.

Extension of Punta del Este Airport concession

On March 28, 2019, Resolution 1351/2019 was issued by the Ministry of Defense, which approved the amendment of the Punta del Este Concession Agreement.

As of June 28, 2019, the concession agreement among Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which operates and maintains the Punta del Este Airport, and the Ministry of Defense has been amended extending its term to March 31, 2033.

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of USD 500 thousands and incremental capital expenditures of approximately USD 35 million, including the construction of a new general aviation terminal building, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfilment for USD 1.6 million and USD 4.2 million respectively.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Aeropuertos Andinos del Perú S.A. (“AAP”) commitments and guarantees

On April 10, 2019, AAP entered into a loan agreement as borrower with VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) in the amount of USD 10,5 million. Andino Investment Holdings S.A.A. and CAAP as shareholders of AAP were established as joint and several guarantors of AAP for the obligations that could be generated by virtue of the loan agreement. For this purpose, CAAP issued an irrevocable first demand guarantee letter in the amount of USD 5,25 million in favour of Volcom.

On April 16, 2019, AAP repaid loans provided by CAAP for a total amount of USD 4.6 million with the proceeds of the loan given by Volcom.

On April 12, 2019, CAAP issued guarantees in favour of AAP for concession contract fulfilment and works to be performed with two standby letters of credit of CAAP with Citibank for a total amount of USD 2,25 and USD 0,5 respectively.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2018, except for the abovementioned.

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2019 and December 31, 2018, equity as defined under Luxembourg laws and regulations consisted of:

	At June 30, 2019 (Unaudited)	At December 31, 2018 (Audited)
Share capital	160,022	160,022
Share premium	180,486	180,486
Legal reserve	176	176
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883
Retained earnings	(74,774)	(72,231)
Total equity in accordance with Luxembourg law	2,002,848	2,005,391

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16        Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à.r.l., which is controlled by ACI Holding S.à.r.l., which is controlled by Corporación America International S.à.r.l. (previously denominated America Corporation International S.à.r.l.), Luxembourg’s companies.

Corporación América International S.à.r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services. The Group has also significant assets and liabilities arise from financial agreements with related parties.

Summary of balances with related parties are:

	At June 30, 2019 (Unaudited)	At December 31, 2018 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,246	1,189
Trade receivables with other related parties	1,262	1,799
Other receivables with associates	902	856
Other receivables with other related parties	9,127	8,755
Other financial assets with associates	2,418	5,858
Other financial assets with other related parties	14,886	14,794
Trade payables to other related parties	(3,013)	(4,281)
	26,828	28,970
(b) Other liabilities
Other liabilities to other related parties	(2,182)	(2,711)
	(2,182)	(2,711)
(c) Other balances
Cash and cash equivalents in other related parties	10,103	9,986
	10,103	9,986

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Transactions
Commercial revenue	1,788	1,612	3,474	3,269
Fees	(1,747)	(2,267)	(3,507)	(2,050)
Interest accruals	108	81	462	(447)
Acquisition of goods and services	(5,638)	(13,567)	(11,218)	(16,988)
Others	45	(626)	610	(753)

The group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted as of January 1, 2019 in Lease liabilities line. Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 3,372.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16        Related party balances and transactions (Cont.)

Remunerations received by the Group’s key staff amounted to approximately 1.77% of total remunerations accrued at June 30, 2019 (2.36% as of June 30, 2018).

17       Cash flow disclosures

	For the six-month period ended June 30,
Changes in working capital	2019 (Unaudited)	2018 (Unaudited)
Other receivables and credits	(75,372)	(4,719)
Inventories	2,329	127
Other liabilities	(26,913)	(74,960)
	(99,956)	(79,552)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2019 (Unaudited)	2018 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(4,436)	(705)
Right-of-use asset initial recognition with an increase in Lease liabilities	(11,904)	-
Dividends not paid	(5,000)	-
Income tax paid with tax certificates	-	1,541
Borrowings cost capitalization	(414)	(7,306)

18       Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2018, and Note 2.2 of these Condensed Consolidated Interim Financial Statements as of June 30, 2019, the Company categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2019:

	Fair value	Carrying amount
Trust funds	108,223	113,366
Long-term borrowings	965,838	986,661

19       Subsequent events

Argentine Concession Agreement

In 2006, as a result of the renegotiation of the concession contract, AA2000 delivered to the Argentine Government 496,161,413 preferred shares convertible into common shares of AA2000. Such preferred shares had a nominal value of AR$1 each and no voting rights. Such shares are redeemable by AA2000 at any time at nominal value plus accrued interest. Since the beginning of 2020, the Argentine Government has the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent such annual percentage for the respective year has not been redeemed. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event AA2000 does not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19       Subsequent events (Cont.)

Argentine Concession Agreement (Cont.)

On July 25, 2019, AA2000 held a shareholders meeting where it was unanimously approved to consider the outstanding amount of preferred shares and the payment of dividends on them, based on the value calculated as adjusted by inflation instead of the nominal value, as the Argentine National Government had proposed. The dividend approved payable on additional preferred shares was for an amount of ARS 118 million (USD 2.8 million) based on the adjusted by inflation amount of ARS 5,914 million (USD 141 million).

The legal representative of the shareholder Corporación América S.A. accepted that valuation criteria in order to avoid a corporate conflict and requested the Board of Directors to file an administrative claim in order to conduct a review of the Concession Agreement taking into account the higher value of the preferred shares and, consequently, adjust the economic-financial equation.

AA2000 Credit Facility Agreements

On August 9, 2019, AA2000 has entered into two credit facility agreements: (a) the “onshore” credit facility agreement for a principal amount of USD 85 million and (b) the “offshore” credit facility agreement for a principal amount of USD 35 million. The creditors were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (jointly, the “Lenders”).

The term for the credit facility agreements shall be of thirty-six months as from the borrowing date. The principal amount under the credit facility agreements shall be repaid in nine quarterly equal and regular installments, the first one being payed as from 12 months of the borrowing date, and it shall bear interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable interest rate of an annual nominal 5,500% plus (c) the applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), the Company has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

Additional contributions in subsidiaries

As of July 2019, CAAP made a cash contribution to Inframérica Participaçoes S.A. for approximately USD 28.7 million ($R 107.5 million) in order to make a cash contribution to ICAB for a total amount of USD 27.9 million ($R 107.1 million). As of July 2019, the holder of the remaining share capital of ICAB, Empresa Brasileira de lnfraestrutura Aeroportuaria - Infraero, also made a contribution in proportion to its participation for a total amount of USD 26.8 million ($R 102.9 million).

There are no other subsequent events that could significantly affect the Company´s financial position as of June 30, 2019.

- 34 -